SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
- Report of the External Auditors on the 2006 Consolidated Financial Statements of the Enel Group;
- Press Release dated April 19, 2007;
- Press Release dated April 27, 2007;
- Press Release dated May 3, 2007;
- Press Release dated May 4, 2007;
- Press Release dated May 9, 2007;
- Notice of a change in the share capital of Enel S.p.A. dated April 23, 2007;
- Notice of Shareholders’ Meeting;
- Analyst Presentation dated May 9, 2007 — 1Q2007 Consolidated Results.

Report of the External Auditors on the 2006
Consolidated Financial Statements of the Enel Group
To the shareholders of ENEL S.p.A.
1	We have audited the consolidated financial statements of the ENEL Group as at and for the year ended 31 December 2006, comprising the consolidated balance sheet, consolidated income statement, statement of income and charges recognised for the period, consolidated statement of cash flows, and notes thereto. These financial statements are the responsibility of the ENEL S.p.A. directors. Our responsibility is to express an opinion on these financial statements based on our audit.
2	We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors. We believe that our audit provides a reasonable basis for our opinion.
3	Reference should be made to the report dated 21 April 2006 for our opinion on the prior year consolidated financial statements, which included the prior year figures presented for comparative purposes.
4	In our opinion, the consolidated financial statements of the ENEL Group as at and for the year ended 31 December 2006 comply with the International Financial Reporting Standards endorsed by the European Union and the Italian regulations implementing article 9 of Legislative decree no. 38 of 28 February 2005. Therefore, they are clearly stated and give a true and fair view of the financial position of the ENEL Group as at 31 December 2006, the results of its operations, changes in its equity and its cash flows for the year then ended.
Rome, 9 April 2007
KPMG S.p.A.

Press Release
ENEL: SEVEN MORE BANKS JOIN THE FINANCING FOR THE TENDER OFFER OF ENDESA
Margin grids and fees are defined
Rome, April 19, 2007 - Seven banks have joined the Euro 35,000,000,000 Credit Facility Agreement (the “Agreement”) to support the tender offer for shares in Endesa SA initially arranged and underwritten by Mediobanca — Banca di Credito Finanziario S.p.A., UBS Limited, Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbank AG, Milan Branch, and Intesa Sanpaolo S.p.A..
The seven banks joining as MLAs are Banco Bilbao Vizcaya Argentaria, S.A., Crédit Mutuel — CIC, Credit Suisse, London Branch, Dresdner Kleinwort, the investment banking division of Dresdner Bank AG, Goldman Sachs International, Morgan Stanley Bank International Limited, and The Royal Bank of Scotland plc.
The financing is split into three tranches: the A tranche totals Euro 10 billion and has a one-year maturity, but can be extended for a further 18-month period. The B tranche totals Euro 15 billion and has a three-year maturity, while the C tranche has a five-year maturity and totals Euro 10 billion.
International sub-tranches allow foreign banks without an Italian subsidiary to lend to the deal.
Margin is based on a rating grid:

	Margin for Facility	Margin for Facility	Margin for Facility
Moody’s or S&P	A	B	C
Rating	(% p.a.)	(% p.a.)	(% p.a.)
A1/A+ or higher	0.175	0.225	0.275
A2/A	0.225	0.275	0.325
A3/A-	0.275	0.325	0.350
Baa1/BBB+	0.325	0.375	0.400
Baa2/BBB	0.400	0.450	0.500
Baa3/BBB- or below	0.450	0.500	0.550

Commitment fee will be 20% of the applicable margin. An Aval fee, calculated at 22.5bps p.a., will apply to the outstanding amount of the guarantee which covers Enel’s portion of the tender as required by the Spanish stock market regulator CNMV.
Syndication of the transaction is expected to go through a sub-underwriting phase in May, while general syndication is scheduled to close after the settlement of the tender offer.

This release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa, S.A. investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A. and Acciona, S.A. regarding the proposed tender offer for Endesa, S.A. when they become available, because they will contain important information. The prospectus and certain complementary documentation has been filed in Spain with the Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from Enel S.p.A., Acciona, S.A., Endesa, S.A. and the four Spanish Stock Exchanges. The prospectus will also be available on the websites of the CNMV (www.cnmv.es). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A. and Acciona, S.A. with the SEC on the SEC’s web site at www.sec.gov. The availability of the tender offer to Endesa, S.A. shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.
Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents may purchase or arrange to purchase securities of Endesa, S.A. outside of any tender offer they may make for such securities, but only if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such purchase or arrangement to purchase, if required by such laws and regulations). In connection with any such purchase or arrangement to purchase Enel S.p.A., and Enel Energy Europe S.r.L. will disseminate information regarding any such purchase or arrangement to purchase by filing a current report (hecho relevante) with the CNMV, an English translation of which will be filed with the SEC, and will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended, granted by the SEC on March 2, 2007. In addition, Enel S.p.A. Enel Energy Europe S.r.L., their affiliates and their agents may enter into agreements (including hedging transactions) with respect to securities of Endesa, S.A. if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such agreements, if required by such laws and regulations).
This release may contain forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Enel, S.p.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of Enel S.p.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Enel S.p.A. does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Press Release
SPAIN’S CNE AUTHORIZES ENEL TO INCREASE ITS STAKE IN ENDESA UP TO 24.99%
Rome, April 27, 2007 - On April 26, 2007, Spain’s Comisiòn Nacional de la Energìa authorized Enel Energy Europe, a company fully owned by Enel S.p.A., to increase its stake in Endesa share capital up to 24.99%.

Press Release
ENEL AND ACCIONA ASK THE CNE THE AUTHORIZATION TO RUN THE CONTROL OVER ENDESA
Rome, May 3, 2007 - Enel and Acciona today submitted to the Spanish CNE (Comision Nacional de Energia) the request for the authorization to acquire the shares in Endesa which arise from the settlement of the takeover bid.
Enel and Acciona also asked the CNE the authorization to execute the joint control mechanisms under the terms of the agreement signed by the two companies.

Press Release
ENEL RENEWED THE GLOBAL MEDIUM TERM NOTES PROGRAMME BY RAISING THE AMOUNT TO 25 BILLION EUROS
Rome, May 4, 2007 - Enel SpA, (rating A+/A-1 watch negative from S&P’s and Aa3/P-1 watch negative by Moody’s), has renewed its Global Medium Term Notes Programme. The amount increased to 25 billion euros from the previous 10 billion euros.
The issuers of the programme are Enel SpA and Enel Finance International SA, a financial vehicle based in Luxembourg wholly owned and guaranteed by Enel Spa.
Arrangers of the programme are Deutsche Bank and JP Morgan.

Press Release
ENEL: BOARD OF DIRECTORS APPROVES RESULTS AS OF 31 MARCH 2007
•	Revenues: 9,728 million euros (10,251 million in the first quarter of 2006), -5.1%.

•	EBITDA: 2,332 million euros (2,107 million in the first quarter of 2006), +10.7%.

•	EBIT: 1,709 million euros (1,583 million in the first quarter of 2006), +8.0%.

•	Group net income: 943 million euros (842 million in the first quarter of 2006), +12.0%.

•	Net financial debt: 14,994 million euros (11,690 million at 31 December, 2006) +28.3%.
This press release uses a number of “alternative performance indicators” not envisaged in the IFRS-EU accounting principles (EBITDA, net financial debt and net capital employed). In accordance with recommendation CESR/05-178b published on November 3, 2005, the criteria used to calculate these indicators are described below.
Rome, May 9, 2007 — The Board of Directors of Enel SpA, chaired by Piero Gnudi, today approved the results for the first quarter of 2007.
Consolidated financial highlights (millions of euros):

	Q1 2007	Q1 2006		Change
Revenues	9,728	10,251		-5.1%
EBITDA	2,332	2,107		+10.7%
EBIT	1,709	1,583		+8.0%
Group net income	943	842		+12.0%
Net financial debt	14,994	11,690	*	+28.3%

*	at 31 December 2006
Fulvio Conti, Enel CEO, commented: “2007 has started very well, with results improving thanks in part to the contribution of the International Division. Our steady expansion abroad, efficiency programmes and the investments planned in all Divisions will have a positive impact on operating performance for 2007 as a whole, which is expected to be ahead of that recorded in 2006.”

OPERATIONAL HIGHLIGHTS
Electricity and gas sales
The Enel Group’s electricity sales to end customers in the first quarter of 2007 amounted to 43.1 TWh, of which 35.4 TWh was in Italy and 7.7 TWh abroad.
In Italy, total sales of electricity to end customers declined by 5.6%. In particular, sales on the regulated market dipped from 32.6 TWh in the first three months of 2006 to 27.1 TWh in the first quarter this year, a decline of 16.9%, as a result of increased market liberalisation. In contrast, electricity sales on the free market rose from 4.9 TWh to 8.3 TWh, an increase of 69.4%. Enel’s electricity sales abroad rose from 2.5 TWh to 7.7 TWh, an increase of 208%, mainly attributable to the acquisition of RusEnergosbyt.
In the gas market, Enel continued its strategic focus on small and medium-sized enterprises (defined as consumption of less than 200,000 cubic meters per year). This strategy helped increase the customer base by 6.4% (2,346,990 at the end of the first quarter of 2007) despite a decline in volumes sold from 2.1 billion cubic metres in the first three months of 2006 to 1.8 billion cubic metres in the first quarter of 2007, a decline of 14.3% compared with a decrease in residential and commercial gas demand of more than 20%.
Power generation
The Enel Group’s net generation amounted to 31.6 TWh in the first three months of 2007, of which 22.3 TWh in Italy and 9.3 TWh abroad.
In Italy, Enel’s power plants generated 22.3 TWh in the first quarter of 2007, compared with 28.6 TWh in the same period of 2006, a decline of 22.0%. The decline was mainly due to lower electricity demand (-1.6%) and higher net imports (+76.7%). In particular, thermal generation decreased by 5.5 TWh and hydroelectric generation by 0.8 TWh.
Net generation by Enel abroad rose from 3.4 TWh in the first three months of 2006 to 9.3 TWh in the first quarter this year. The increase was mainly attributable to the consolidation of Slovenské Elektrárne and Enel Panama.
Of total net generation by Enel power plants in Italy and abroad, 13.0% came from nuclear plants, 28.4% from renewables (hydro, wind, geothermal and biomass) and 58.6% from thermal generation.
Distribution of electricity and gas
The electricity distributed by the Enel Group amounted to 66.1 TWh, of which 62.9 TWh in Italy and 3.2 TWh abroad. The volume of electricity distributed by Enel in Italy diminished by 2.6%, broadly reflecting trends in domestic electricity demand. Electricity distributed abroad totalled 3.2 TWh, in line with the first quarter of the previous year.
Gas transported totalled 1.4 billion cubic metres, down 0.4 billion cubic metres compared with the first three months of 2006, mainly due to the warm weather registered in the first quarter of 2007.

FINANCIAL HIGHLIGHTS
Consolidated results for the first three months of 2007
Revenues in the first quarter of 2007 amounted to 9,728 million euros, down 5.1% on the corresponding period of 2006 (10,251 million euros). In particular, the revenues of the International Division rose from 607 million euros in the first quarter of 2006 to 1,059 million in the first three months of 2007 (up 74.5%), while revenues at the Domestic Generation and Energy Management Division and the Domestic Sales Division contracted by 513 million euros (-11.3%) and 274 million euros (-4.7%), respectively.
EBITDA increased considerably (+10.7%), rising from 2,107 million euros in the first quarter of 2006 to 2,332 million euros in the first quarter of this year. In particular, EBITDA at the International Division rose 80.1% to 317 million euros, while the Domestic Generation and Energy Management Division posted EBITDA amounting to 985 million euros (+6.1%), the Domestic Infrastructure and Networks Division recorded 905 million euros (+7.0%) and the Domestic Sales Division posted 68 million euros (+58.1%).
EBIT in the first quarter of 2007 amounted to 1,709 million euros, up 126 million euros (+8.0%) on the 1,583 million euros in the same period of 2006. In particular, the Domestic Generation and Energy Management Division saw EBIT rise by 8.5% to 754 million euros, while that at the Domestic Infrastructure and Networks Division grew by 6.9% to 697 million euros, that at the Domestic Sales Division increased by 83.3% to 33 million euros and that at the International Division rose by 52.0% to 193 million euros.
Group net income for the period totalled 943 million euros, compared with 842 million euros in the first three months of 2006, up by 101 million euros or 12.0%.
The consolidated balance sheet at 31 March 2007 showed net capital employed of 35,515 million euros (30,715 million euros at 31 December 2006), financed by shareholders’ equity of 20,521 million euros (19,025 million euros at 31 December 2006) and net financial debt of 14,994 million euros (11,690 million euros at 31 December 2006), which increased by 3,304 million euros (+28.3%) from its level at 31 December 2006, primarily as a result of the acquisition of 9.99% of Endesa, partially offset by cash flow generated by operations in the first quarter of 2007. The debt to equity ratio at 31 March 2007 was 0.73, compared with 0.61 at year end-2006.
Capital expenditure in the first quarter of 2007 amounted to 698 million euros, an increase of 198 million euros compared with the first three months of 2006 (+39.6%). The rise is mainly attributable to increased investment in the generation plants of the Domestic Generation and Energy Management Division and the International Division.
Employees at the end of March 2007 numbered 58,098, down 450 on 31 December 2006. The balance of new hires and exits was negative for 586 units.

SIGNIFICANT EVENTS FOLLOWING THE CLOSING OF THE FIRST QUARTER OF 2007
On 11 April 2007, following the announcement of the failure of the E.On public tender offer for Endesa, Enel (acting through its subsidiary Enel Energy Europe) and Acciona presented Spain’s Comision Nacional del Mercado de Valores (CNMV) a joint tender offer for 100% of Endesa’s shares.
Also in April, Enel, acting through the Enineftgaz Consortium (40% Enel, 60% Eni), won the tender procedure for the acquisition from Yukos (in liquidation) of important gas assets. The acquisition marks Enel’s entry into the upstream segment of the natural gas market.
OUTLOOK
The recent developments in the transaction to acquire Endesa, notably the announcement of the launching of the joint tender offer with Acciona for 100% of the shares of Spain’s leading electricity company, strengthen the Group’s international growth strategy. Actions to integrate and develop assets already acquired also continue.
In the domestic market, Enel is continuing to consolidate its position, offering targeted service plans to retail customers in anticipation of the complete liberalization of the electricity market in Italy.
The expansion of international operations and the new efficiency programmes undertaken (the Zenith Project), together with planned investment in the various sectors, will have a positive impact on operating results for 2007 as a whole, that are expected to improve further on those recorded in the previous year.
At 6:00 p.m. CET a conference call will be held to present the results for the first quarter of 2007 for financial analysts and institutional investors. Journalists are also invited to listen in on the call. Documentation relating to the conference call will be available on Enel’s website (www.enel.it) in the Investor Relations section from the beginning of the event.
Tables summarising performance of the Divisions, as well as the consolidated condensed income statement, the consolidated condensed balance sheet and the consolidated condensed cash flow statement are attached below.

Domestic Sales
Results (millions of euros):

	Q1 2007	Q1 2006	Change
Revenues	5,615	5,889	-4.7%
EBITDA	68	43	+58.1%
EBIT	33	18	+83.3%
Capex	4	9	-55.6%
Domestic Generation and Energy Management
Results (millions of euros):

	Q1 2007	Q1 2006	Change
Revenues	4,023	4,536	-11.3%
EBITDA	985	928	+6.1%
EBIT	754	695	+8.5%
Capex	223	151	+47.7%
Domestic Infrastructure and Networks
Results (millions of euros):

	Q1 2007	Q1 2006	Change
Revenues	1,383	1,375	+0.6%
EBITDA	905	846	+7.0%
EBIT	697	652	+6.9%
Capex	315	288	+9.4%
International
Results (millions of euros):

	Q1 2007	Q1 2006	Change
Revenues	1,059	607	+74.5%
EBITDA	317	176	+80.1%
EBIT	193	127	+52.0%
Capex	144	37	+289.2%

ALTERNATIVE PERFORMANCE INDICATORS
The following section describes a number of alternative performance indicators, not envisaged under the IFRS-EU accounting principles, which are used in this press release in order to facilitate the assessment of the Group’s performance and financial position.
•	EBITDA: an indicator of Enel’s operating performance, calculated by adding to the “Operating income” before the “Depreciation, amortization and impairment losses”;

•	Net financial debt: an indicator of Enel’s financial structure, calculated as the sum of “Long-term loans”, the current portion of such loans and “Short-term loans” less “Cash and cash equivalents” and the current and non-current financial assets (financial receivables and securities other than equity investments) included in “Other current assets” and “Other non-current assets”.

•	Net capital employed is calculated as the sum of “Current assets” and “Non-current assets” net of “Current liabilities” and “Non-current liabilities” with the exception of items not previously considered in the definition of “Net financial debt”.

Condensed Consolidated Income Statement

Millions of euros	1st Quarter
	2007	2006	Change
Total revenues	9,728	10,251	(523)	-5.1%

Total costs	7,396	7,967	(571)	-7.2%

Net income/(charges) from commodity risk management	—	(177)	177	—

GROSS OPERATING MARGIN	2,332	2,107	225	10.7%

Depreciation, amortization and impairment losses	623	524	99	18.9%

OPERATING INCOME	1,709	1,583	126	8.0%

Financial income	188	81	107	132.1%
Financial expense	315	213	102	47.9%
Net financial income/(expense)	(127)	(132)	5	-3.8%

Share of income/(expense) from equity investments accounted for using the equity method	2	1	1	100.0%

INCOME BEFORE TAXES	1,584	1,452	132	9.1%

Income taxes	597	577	20	3.5%

NET INCOME FOR THE PERIOD (Shareholders of the Parent Company and minority interests)	987	875	112	12.8%

Attributable to minority interests	44	33	11	33.3%
Attributable to shareholders of the Parent Company	943	842	101	12.0%

Earnings per share (euro) (1)	0.16	0.14	0.02	14.3%

(1)	Diluted earnings per share are equal to earnings per share.

Condensed Consolidated Balance Sheet

Millions of euros
	at March 31, 2007	at Dec. 31, 2006	Change

ASSETS

Non-current assets
- Property, plant and equipment and intangible assets	35,892	35,557	335
- Goodwill	2,391	2,271	120
- Equity investments accounted for using the equity method	120	56	64
- Other non-current assets (1)	8,045	3,616	4,429
Total	46,448	41,500	4,948

Current assets
- Trade receivables	8,121	7,958	163
- Inventories	1,112	1,209	(97)
- Cash and cash equivalents	631	547	84
- Other current assets (2)	5,260	3,286	1,974
Total	15,124	13,000	2,124

TOTAL ASSETS	61,572	54,500	7,072

LIABILITIES AND SHAREHOLDERS’ EQUITY

- Equity attributable to the shareholders of the Parent Company	19,832	18,460	1,372
- Equity attributable to minority interests	689	565	124
Total	20,521	19,025	1,496

Non-current liabilities
- Long-term loans	12,614	12,194	420
- Other provisions and deferred tax liabilities	9,504	9,288	216
- Other non-current liabilities	1,179	1,160	19
Total	23,297	22,642	655

Current liabilities
- Short-term loans and current portion of long-term loans	6,001	1,409	4,592
- Trade payables	5,726	6,188	(462)
- Other current liabilities and tax provision for the period	6,027	5,236	791
Total	17,754	12,833	4,921

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	61,572	54,500	7,072

(1)	Of which long-term financial receivables: €1,096 million at March 31, 2007 and €1,090 million at December 31, 2006.

(2)	Of which short-term financial receivables €1,869 million at March 31, 2007 (€251 million at December 31, 2006) and other securities €25 million at March 31, 2007 and December 31, 2006.

Condensed Consolidated Statement of Cash Flow

Millions of euros	1st Quarter
	2007	2006	Change

Cash flows from operating activities (A)	1,871	1,888	(17)

Investments on tangible and intangible assets	(698)	(500)	(198)
Investments in entities (or business units) less cash and cash equivalents acquired	(4,544)	(55)	(4,489)
Disposals of entities (or business units) less cash and cash equivalents sold	—	372	(372)
(Increase)/Decrease in other investing activities	108	2	106
Cash flows from investing/disinvesting activities (B)	(5,134)	(181)	(4,953)

Change in net financial debt	3,317	(874)	4,191
Increase in share capital and reserves due to the exercise of stock options	30	54	(24)
Cash flows from financing activities (C)	3,347	(820)	4,167

Increase/(Decrease) in cash and cash equivalents (A+B+C)	84	887	(803)

Cash and cash equivalents at beginning of the period	572	508	64

Cash and cash equivalents at the end of the period	656 (1)	1,395	(739)

(1)	Of which €25 million in other securities at March 31, 2007.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between March 28, 2007 and April 13, 2007 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004.
Specifically, in the aforesaid period between March 28, 2007 and April 13, 2007 a total of 179,285 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on April 23, 2007.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,181,287,849	6,181,287,849	1 Euro	6,181,108,564	6,181,108,564	1 Euro
Of which:
Ordinary shares	6,181,287,849	6,181,287,849	1 Euro	6,181,108,564	6,181,108,564	1 Euro
(rank for dividend pari passu: January 1, 2006) current coupon number 9

Notice of Shareholders’ Meeting
ENEL — S.p.a.
Registered Office — 137 Viale Regina Margherita, Rome
Share capital € 6,157,071,646 (as of December 31, 2005) fully paid in
Tax I.D. and Companies Register of Rome: n. 00811720580
R.E.A. of Rome n. 756032
VAT Code n. 00934061003
Notice of Ordinary and Extraordinary Shareholders’ Meeting
An ordinary and an extraordinary meeting (together, the “Meetings”) of the shareholders of ENEL S.p.a. (“ENEL”) will be held at the Enel Conference Center at 125 Viale Regina Margherita, Rome as follows: the ordinary meeting at 11 a.m. on May 23, 2007 (first call) or May 25, 2007 (second call) and the extraordinary meeting at 11 a.m. on May 23, May 24, or May 25, 2007 (respectively, on first, second, and third call). The Meetings will discuss and resolve on the following
AGENDA
Ordinary Meeting:
1.	Financial statements of ENEL for the year ended December 31, 2006. Reports of the Board of Directors, the Board of Statutory Auditors, and the External Auditors. Related resolutions. Presentation of the consolidated financial statements for the year ended December 31, 2006.
2.	Allocation of net income for the year.

3.	Election of the Board of Statutory Auditors.

4.	Determination of the compensation of the regular members of the Board of Statutory Auditors.

5.	Extension of the External Auditors’ mandate to the years 2008, 2009, and 2010.
6.	2007 Stock-option Plan for the executives of ENEL and/or subsidiaries thereof pursuant to article 2359 of the Civil Code.
Extraordinary Meeting:
1.	Harmonization of the Bylaws with the provisions of Law n. 262 of December 28, 2005 and Legislative Decree n. 303 of December 29, 2006. Amendment of articles 14.3, 14.5, and 20.4 of the Bylaws.
2.	Delegation to the Board of Directors of the power to increase the share capital in connection with the 2007 Stock-option Plan by a maximum amount of euro 27,920,000 through the issue of ordinary shares reserved for executives of ENEL and/or subsidiaries thereof, to be assigned through an offer of subscription by payment and with the exclusion of preemptive rights, pursuant to the combined provisions of article 2441, last paragraph, of the Civil Code and article 134, paragraph 2, of Legislative Decree n. 58 of February 24,

     1998. Inherent and consequent resolutions. Amendment of article 5 of the Bylaws.
Shareholders for whom the Company has received timely notice from an authorized securities dealer in accordance with applicable law are entitled to participate in the Meetings. In this regard article 10.1 of the Bylaws provides that shareholders’ meetings may be attended only by those who deposit their shares at least two days prior to the date set for a given meeting and do not withdraw them before the meeting has taken place.
The proposed financial statements of ENEL and the consolidated financial statements for the year ended December 31, 2006, together with the respective reports of the Board of Directors, have been at the public’s disposal at the registered offices of ENEL and Borsa Italiana S.p.a. since March 30, 2007.
The Directors’ reports on the items on the agenda, which are required under Italian law, will be made available to the public by May 8, 2007 at the registered offices of ENEL and Borsa Italiana S.p.a., and shareholders may request a copy thereof.
With regard to the election of the Board of Statutory Auditors, it should be noted that, pursuant to the Bylaws, slates of candidates for the office of Statutory Auditor must be divided into two sections: one for candidates for the office of regular Statutory Auditor and the other for candidates for the office of alternate Statutory Auditor. The first candidate in each section must be a registered auditor and must have practiced the profession of legal auditor for a period of not less than three years.
Candidates for the office of Statutory Auditor must possess the requisites of honorableness and professionalism provided for, with regard to the statutory auditors of listed companies, by Decree n. 162 of March 30, 2000 of the Minister of Justice, as supplemented by the provisions of article 25.1 of the Bylaws; under the Bylaws, such candidates may not, under pain of ineligibility, hold the office of regular statutory auditor in five or more companies not controlled by ENEL issuing securities in regulated markets.
Slates of candidates for the office of Statutory Auditor may be presented by shareholders who, alone or together with other shareholders, represent at least 1% of the share capital. The presentation, filing, and publication of the slates must take place according to the procedures and by the deadlines provided for by the Bylaws. The latter require that the slates be filed and published at least ten days before the date set for the Meetings on first call. It should be noted, however, that the Self-regulation Code of listed companies recommends that the slates be filed at least fifteen days before the date set for the Meetings.
It should also be pointed out that the aforesaid Self-regulation Code of listed companies provides that, together with the slates, exhaustive information on the personal and professional characteristics of the candidates be filed at the Company’s registered office, as well as promptly published on the ENEL website together with the slates.
Taking into account the fact that, pursuant to article 2400, last paragraph, of the Civil Code, when the Statutory Auditors are elected and before they accept their offices, the ordinary meeting must be informed of the offices held by them on the boards of directors and boards of statutory auditors of other companies, shareholders presenting slates are requested to provide a special declaration regarding this matter as part of the information on the personal and professional characteristics of the candidates and are urged to see that it is kept up to date until the day when the Meetings actually take place.
Finally, it should be noted that, according to the amendments to the Bylaws adopted by the Board of Directors of ENEL on April 11, 2007 in compliance with several provisions of Law n. 262 of December 28, 2005, the chairmanship of the Board of Statutory Auditors will fall to the regular Auditor drawn from the minority slates.

In order to facilitate verification of their right to participate in the Meetings, shareholders and others entitled to vote may submit the documentation certifying said right to ENEL’s Department of Corporate Affairs either by mail (address: 137 Viale Regina Margherita — 00198 Rome, Italy; copies are accepted) or by fax at ++39 06 83055028 no later than two days prior to the date set for the Meetings on first call.
In order to facilitate verification of their authority, representatives of shareholders or other persons entitled to vote who intend to participate in the Meetings may submit the documentation certifying their authority to ENEL’s Department of Corporate Affairs in the ways and by the deadline specified in the preceding paragraph.
The offices responsible for personal identification and verification of the right to participate in the Meetings will be open from 9 a.m. on May 23, 2007 (for the first call of both the ordinary meeting and the extraordinary meeting), May 24, 2007 (for the second call of the extraordinary meeting), and May 25, 2007 (for the second call of the ordinary meeting and the third call of the extraordinary meeting).
Should you require further information, please contact our special service at ++ 39 06 88345112 (phone) or ++ 39 06 88345203 (fax).
                Piero Gnudi
Chairman of the Board Directors

1Q2007 Consolidated Results Luigi Ferraris - Executive VP Accounting, Planning and Control Rome, May 9, 2007

Enel SpA
Investor Relations

Agenda

- **1Q2007 Results**
- Questions & Answers
- Annexes

2

1Q2007 Results Agenda Questions & Answers Annexes

1Q2007 Results

Enel SpA
Investor Relations

Financial highlights

1. As of December 31, 2006

3

Financial highlights Revenues 10,251 9,728 -5,1 EBITDA 2,107 2,332 +10,7 Group net income 842 943 +12,0 Net debt 11,6901 14,994 +28,3 1Q06 1Q07 % As of December 31, 2006 1Q2007 Results €mn

1Q2007 Results

Enel SpA
Investor Relations

Operational data: Enel's total electricity sales (TWh)

+7.8%
40.0
43.1
International
2.5
7.7
Italy
37.5
35.4
1Q06
1Q07

4

Operational data: Enel's total electricity sales (TWh) 1Q2007 Results Italy International 43.1 40.0 +7.8% 1Q07 1Q06

Enel SpA
Investor Relations

1Q2007 Results

Operational data: Italian market overview (TWh)

-1.6%
86.5
85.1
Import
7.4
13.1
Net production
52.7
51.7
Enel Net production
28.6
22.3
Pumped storage consumption
-2.2
-2.0
1Q06
1Q07

5

Operational data: Italian market overview (TWh) 1Q2007 Results Pumped storage consumption Net production Import 85.1 86.5 Enel Net production -2.2 -2.0 -1.6% 1Q07 1Q06

Enel SpA
Investor Relations

1Q2007 Results

Operational data: Enel's domestic electricity sales

Electricity – Total market sales[1] (TWh)
-1.6%
81.0
79.7
Regulated market
Other
12.5
+3.2%
12.9
Enel
32.6
-16.9%
27.1
Free market
Other
31.0
+1.3%
31.4
Enel
4.9
+69.4%
8.3
1Q06
1Q07

Free customers[2] (thousand)
458
57

1. Excluding losses on the grid. Data relating to other operators are Enel's estimates
2. Including Dual Energy

6

Operational data: Enel's domestic electricity sales 1Q2007 Results Electricity - Total market sales1 (TWh) -1.6% +3.2% -16.9% +1.3% +69.4% Regulated market Free market Other Enel Other Enel 81.0 79.7 12.9 Excluding losses on the grid. Data relating to other operators are Enel's estimates Including Dual Energy Free customers2 (thousand) 458 57 1Q07 1Q06

1Q2007 Results

Enel SpA
Investor Relations

Operational data: Italian gas market overview (bcm)

-12.7%
30.0
0.5
Other
Thermoelectric
Industrials
Residential &
Commercial
8.1
5.5
15.9
26.2
0.4
8.3
5.3
12.2
1Q06
1Q07

Source: Ministry of the Economic Development and Enel estimates

7

Operational data: Italian gas market overview (bcm) 1Q2007 Results Thermoelectric Other Industrials Residential & Commercial 30.0 26.2 -12.7% 1Q07 1Q06 0.5 0.4 Source: Ministry of the Economic Development and Enel estimates

1Q2007 Results

Enel SpA
Investor Relations

Operational data: Enel's domestic gas sales

Gas – Total volumes sold (bcm)

-14.3%

2.1
1.8
1Q06
1Q07

Gas – Enel customers (thousand)

+6.4%

2,205
2,347
1Q06
1Q07

8

Operational data: Enel's domestic gas sales 1Q2007 Results Gas - Total volumes sold (bcm) Gas - Enel customers (thousand) -14.3% +6.4% 1Q07 1Q06 1Q07 1Q06

1Q2007 Results

Enel SpA
Investor Relations

Operational data: Group total production (TWh)

-1.3%
32.0
31.6
International
Domestic
3.4
28.6
9.3
22.3
1Q06
1Q07

9

Operational data: Group total production (TWh) 1Q2007 Results -1.3% 32.0 31.6 Domestic International 1Q07 1Q06

1Q2007 Results

Enel SpA
Investor Relations

Operational data: Group total production mix (%)

-1.3%
32.0 TWh
31.6 TWh
Oil & Gas ST/OCGT
Gas CCGT
Coal
Nuclear
Other renewables
Hydro
31.0
13.6
29.8
5.8
19.8
10.5
17.1
31.0
13.0
5.6
22.8
1Q06
1Q07

10

Operational data: Group total production mix (%) 1Q2007 Results -1.3% Other renewables Coal Nuclear Gas CCGT Hydro Oil & Gas ST/OCGT 32.0 TWh 31.6 TWh 1Q07 1Q06

1Q2007 Results

Enel SpA
Investor Relations

Operational data: Group total electricity distribution

Electricity – Volumes distributed (TWh)
-2.5%
67.8
66.1
International
Domestic
3.2
3.2
64.6
62.9
1Q06
1Q07

11

Operational data: Group total electricity distribution 1Q2007 Results -2.5% Electricity - Volumes distributed (TWh) 67.8 66.1 Domestic International 1Q07 1Q06

1Q2007 Results

Enel SpA
Investor Relations

Operational data: Enel's domestic gas distribution

Gas – Volumes distributed (bcm)
-22.2%
1.8
1.4
1Q06
1Q07

Gas – End users (thousand)
+3.6%
1,965
2,036
1Q06
1Q07

12

Operational data: Enel's domestic gas distribution 1Q2007 Results -22.2% +3.6% Gas - Volumes distributed (bcm) Gas - End users (thousand) 1Q07 1Q06 1Q07 1Q06

1Q2007 Results

Enel SpA
Investor Relations

EBITDA evolution (€mn)

+225
2,107
+25
+57
+59
+141
-57
2,332
43
928
846
176
114
68
985
905
317
57
Market
G&EM
N&I
International
S&H [1]
1Q06
Market
G&EM
I&R
International
S&H
1Q07

1. Including intercompany adjustments

13

EBITDA evolution (€mn) 1Q2007 Results +225 2,107 +25 +57 +59 +141 -57 2,332 1Q07 1Q06 Market G&EM I&R International S&H Including intercompany adjustments 1

1Q2007 Results

Enel SpA
Investor Relations

EBITDA evolution: domestic market division (€mn)

+25
43
+13
+12
68
1Q06
Regulated market
Free market
1Q07

14

+25 43 +13 68 +12 EBITDA evolution: domestic market division (€mn) 1Q2007 Results 1Q07 1Q06 Regulated market Free market

1Q2007 Results

Enel SpA
Investor Relations

EBITDA evolution: domestic G&EM division (€mn)

+57
928
+8
+141
-92
985
1Q06
Generation margin
Fair value Bilateral contracts with SB
Non recurring
1Q07

15

EBITDA evolution: domestic G&EM division (€mn) 1Q2007 Results +57 1Q07 1Q06 Generation margin Fair value Bilateral contracts with SB Non recurring 928 +8 +141 -92 985

1Q2007 Results

Enel SpA
Investor Relations

EBITDA evolution: domestic I&N division (€mn)

16

EBITDA evolution: domestic I&N division (€mn) 1Q2007 Results +59 846 +48 +11 905 1Q07 1Q06 Electricity Gas

Enel SpA
Investor Relations

1Q2007 Results

EBITDA evolution: international division (€mn)

+141
176
19
72
11
30
44
-18
+189
-3
-29
-7
+20
+1
-12
317
12
1
54
31
27
189
15
-12
Iberia
Slovakia
Romania
Bulgaria
North America
South America
Russia
France
1Q06
Iberia
Slovakia
Romania
Bulgaria
North America
South America
Russia
France
1Q07

17

Iberia Slovakia Romania Bulgaria North America South America Russia France total 158 158 347 315 307 307 326 316 44 30 15 189 189 30 2 27 11 19 31 72 18 54 5 5 12 -12 19 7 12 EBITDA evolution: international division (€mn) 1Q2007 Results +141 176 -18 +189 -3 317 -29 -7 +20 +1 -12 1 15 -12 1Q07 1Q06 Iberia Slovakia Romania Bulgaria North America South America Russia France

1Q2007 Results

Enel SpA
Investor Relations

EBITDA evolution: services & holding[1] (€mn)

-57
114
-52
-23
+18
57
1Q06
Import
Non recurring
Other
1Q07

1. Including intercompany adjustments

18

EBITDA evolution: services & holding1 (€mn) 1Q2007 Results Including intercompany adjustments -57 114 -52 -23 57 +18 1Q07 1Q06 Import Non recurring Other

1Q2007 Results

Enel SpA
Investor Relations

Net debt evolution (€mn)

-3,304
FY06
Cash flow from operations
Capex
Extra-ordinary activities
Net financial charges
1Q07
-11,690
+1,871
-698
-4,330
-147
-14,994

19

Net debt evolution (€mn) 1Q2007 Results -3,304 Cash flow from operations Capex Extra- ordinary activities Net financial charges -11,690 +1,871 -698 -14,994 -4,330 -147 1Q07 FY06

Enel SpA
Investor Relations

Agenda

- 1Q07 Results
- Questions and Answers
- **Annexes**

20

1Q07 Results Questions and Answers Annexes Agenda

Enel SpA
Investor Relations

Operational data: Enel's domestic production mix (%)

-6.3TWh
-22.0%
28.6TWh
22.3TWh
CCGT
Hydro
Coal
Oil & Gas
Other renewables
15.2
19.3
26.0
34.5
5.0
24.3
21.3
33.0
14.9
6.5
1Q06
1Q07

21

Operational data: Enel's domestic production mix (%) 22.3TWh 28.6TWh -6.3TWh -22.0% 1Q07 1Q06

Enel SpA
Investor Relations

Operational data: Enel's International production mix (%)

+5.9TWh
+173.5%
3.4TWh
9.3TWh
Nuclear
Hydro
Coal
Oil & Gas
Other renewables
23.7
62.3
2.0
12.0
44.2
26.5
25.8
0.1
3.4
1Q06
1Q07

22

Operational data: Enel's International production mix (%) 9.3TWh 3.4TWh +5.9TWh +173.5% 0.1 1Q07 1Q06

Income statement € mn 1Q06 1Q07 % Operating revenues Operating costs EBITDA % of revenues EBIT % of revenues 10,251 7,967 2,107 21% 1,583 15% 9,728 7,396 2,332 24% 1,709 18% -5.1% -7.2% 10.7% 8.0%

From EBIT to EPS € mn 1Q06 1Q07 % EBIT Net financial charges EBT Net income (including third parties) Group net income EPS (€) 1,583 -131 1,452 875 842 0.14 1,709 -125 1,584 987 943 0.15 8.0% -4.6% 9.1% 12.8% 12.0%

Balance sheet € mn FY06 1Q07 % Net financial debt Shareholders' equity Net capital employed 11,690 19,025 30,715 14,994 20,521 35,515 28.3% 7.9% 15.6%

EBIT by business area (€mn) 1,709 1,583 +126mn +8.0% +83.3% +8.5% +6.9% +52.0% -64.8% 1Q07 1Q06

5,615 68 33 4 5,147 Market € mn 1Q06 1Q07 Revenues EBITDA EBIT Capex Headcount 5,889 43 18 9 5,176 1
As of December 31, 2006

Generation & Energy Management € mn 1Q06 1Q07 4,023 985 754 223 9,569 Revenues EBITDA EBIT Capex Headcount 4,536 928 695 151 9,573 1
As of December 31, 2006

1,383 1,262 121 905 823 82 697 638 59 315 24,244 € mn 1Q06 1Q07 Revenues Power Gas EBITDA Power Gas EBIT Power Gas Capex Headcount 1,375 1,261 114 846 775 71 652 599 53 288 24,701 Infrastructure & Network 1
As of December 31, 2006

International activities € mn 1Q06 1Q07 1,059 317 193 144 13,821 Revenues EBITDA EBIT Capex Headcount 607 176 127 37 13,861 1
As of December 31, 2006

482 210 272 53 -11 64 28 -15 43 Services & Holding € mn 1Q06 1Q07 Revenues Holding Services and other EBITDA Holding Services and other EBIT Holding Services and other 540 304 236 108 68 40 85 65 20 1 1
Excluding inter-company adjustments equal to €40mn in 1Q07 and €6mn in 1Q06 respectively

Services & Holding - Continued 12 1 11 5,317 681 4,636 € mn 1Q06 1Q07 Capex Holding Services and other Headcount Holding Services and other 15 0 15 5,237 652 4,585 1
As of December 31, 2006

Capex by business area (€mn) 698 500 +198mn +39.6% -55.6% +47.7% +9.4% +289.2% -20.0% 1Q07 1Q06

Debt structure € mn % +3.7% +325.9% 206.8% +28.3% Long-term Short-term2 Cash3 Net debt FY06 11,104 1,409 -823 11,690 1Q071 11,518 6,001 -2,525 14,994 1 Including both continuing and discontinued operations 2 Including current maturities of long-term debt 3 Including factoring and other current receivables Average debt maturity: 5 years and 6 months Average cost of debt: 4.7% (Fixed+hedged)/Total long-term debt: 81% (Fixed+hedged)/Total net debt: 62% Rating: S&P's = A+/A-1 C.W. negative; Moody's = Aa3/P-1 C.W. negative

Disclaimer THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT ENEL'S CONFERENCE CALL ON FIRST QUARTER 2007 RESULTS. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ABOVE CONFERENCE MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: TRENDS IN ENEL'S CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES.

Contact us Luca Torchia: +39 06 8305 3437 Massimiliano Bevignani: +39 8305 7023 Donatella Izzo: +39 06 83057449 Ijung Park: +39 06 83052062 Fausto Sblandi: +39 06 83052226 Federica Todaro: +39 06 8305 9502 investor.relations@enel.it Visit our website at: www.enel.it (Investor Relations) Investor Relations Team:

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

	By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: May 9, 2007